UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

ATIF Holdings Limited

Attn: Pishan Chi

Room 2803,

Dachong Business Centre, Dachong 1st Road

Nanshan District, Shenzhen, China

+(86) 0755-8695-0818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Jun Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	30,691,931(1)
	9.	Sole Dispositive Power	17,540,357(1)
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		30,691,931(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		59.8%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Mr. Jun Liu beneficially owns 30,691,931 ordinary shares (the “Shares”) of ATIF Holdings Limited (the “Issuer”), which includes (i) 17,530,357 Shares through his 100% ownership of Tianzhen Investments Limited, a Samoa company, (ii) 9,100,000 Shares through a voting rights proxy agreement dated September 30, 2018 with Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, an individual, which was assigned to Tianzhen Investments Limited on February 10, 2021; (iii) 696,941 Shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Tao Jiang; (iv) 2,030,786 Shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Bo Jiang; and (v) 1,333,847 Shares through a voting rights proxy agreement dated August 31, 2020, which was entered into with Di Wang. As part of the voting rights proxy agreements, Mr. Liu may deemed to have shared voting rights to vote all Shares on all matters including the election of directors. Mr. Liu expressly disclaims beneficial ownership of any of the Shares covered by the voting right proxy agreements described in (ii) to (v) above.
(2)	The calculation of this percentage is based on 51,362,500 ordinary shares, par value $0.001, of ATIF Holdings Limited (the “Issuer”) as reported on the Issuer’s Form F-1, filed with the Securities and Exchange Commission (“SEC”) on January 6, 2021.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Tianzhen Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Samoa
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	26,640,357(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	17,540,357(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		26,640,357(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		51.9%(2)
14.	Type of Reporting Person (See Instructions)		CO

(1)	Jun Liu (i) beneficially owns 17,540,357 Shares through his 100% ownership of Tianzhen Investments Limited, a Samoa company, and (ii) may be deemed to beneficially own 9,100,000 Shares through a voting rights proxy agreement dated September 30, 2018 with Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, an individual, which was assigned to Tianzhen Investments Limited on February 10, 2021. Mr. Liu expressly disclaims beneficial ownership of any of the Shares covered by the voting right proxy agreement.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of January 4, 2021, as reported on the Issuer’s Form F-1, filed with the SEC on January 6, 2021.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Yanru Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,100,000(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,100,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,100,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		17.7%(2)
14.	Type of Reporting Person (See Instructions)		IN

(1)	Yanru Zhou beneficially owns 9,100,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang assigned the voting rights proxy agreement, dated September 30, 2018, entered into with Eno Group Limited, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the Shares owned by Eno Group Limited to Tianzhen Investments Limited.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of January 4, 2021, as reported on the Issuer’s Form F-1, filed with the SEC on January 6, 2021.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Eno Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	9,100,000(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	9,100,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,100,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		17.7%(2)
14.	Type of Reporting Person (See Instructions)		CO

(1)	Yanru Zhou beneficially owns 9,100,000 Shares through her 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang assigned the voting rights proxy agreement, dated September 30, 2018, with Eno Group Limited, pursuant to which Eno Group Limited granted Qiuli Wang the right to vote all the Shares owned by Eno Group Limited, to Tianzhen Investments Limited.
(2)	The calculation of this percentage is based on 51,362,500 Shares outstanding as of January 4, 2021, as reported on the Issuer’s Form F-1, filed with the SEC on January 6, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of ordinary shares, par value $0.001 per share (the “Shares”) of ATIF Holdings Limited, a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive office is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen, China.

Item 2. Identity and Background

This statement is being filed on behalf of Mr. Jun Liu, Tianzhen Investments Limited, Mr. Yanru Zhou and Eno Group Limited (together referred to herein the “Reporting Person”).

1.	Jun Liu

(a)	Mr. Jun Liu is an individual and a citizen of the People’s Republic of China.

(b)	Mr. Jun Liu’s address is 5025 Lipizzan PL Rancho Cucamonga California CA 91737-6750

(c)	Mr. Jun Liu’s present principal occupation is the president and chairman of the Board of Directors of the Issuer.

(d)	Within the last five years, Mr. Jun Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Jun Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Tianzhen Investments Limited (“TIL”)

(a)	TIL is a corporation organized under the laws of the Somoa, engaged in the business of investments.

(b)	TIL’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China

(c)	TIL’s present principal occupation is the president and chairman of the Board of Directors of the Issuer.

(d)	Within the last five years, TIL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, TIL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Yanru Zhou

(a)	Mr. Yanru Zhou is an individual and a citizen of the People’s Republic of China.

(b)	Mr. Yanru Zhou’s Reporting Person’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China

(c)	Mr. Yanru Zhou’s present principal occupation is a businessman.

(d)	Within the last five years, Mr. Yanru Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Yanru Zhou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

4.	Eno Group Limited (“EGL”)

(a)	EGL is a corporation organized under the laws of Hong Kong, engaged in the business of investments.

(b)	EGL’s address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China

(c)	Within the last five years, EGL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, EGL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Statement is not being made as a result of any particular acquisitions or dispositions of Shares of the Issuer by the Reporting Person.

Pursuant to the Supplemental Divorce Settlement Agreement (“Divorce Settlement Agreement”) by and between Quili Wang and Jun Liu, dated February 10, 2021, on February 10, 2021, Ms. Qiuli Wang, who was previously the sole director and shareholder of Tianzhen Investments Limited, a Samoa company (“TIL”), resigned as the sole director of TIL and assigned her entire equity interest in TIL to Mr. Jun Liu, who is the current president and chairman of the Board of Directors of the Issuer (the “Assignment”). Concurrent with the Assignment, Mr. Jun Liu was appointed as the sole director of TIL.

In addition, on February 10, 2021, the voting rights proxy agreement dated September 30, 2018 previously entered into by Ms. Qiuli Wang and Eno Group Limited, a Hong Kong company (“EGL”), pursuant to which EGL granted Ms. Qiuli Wang the right to vote all the Shares of the Issuer owned by EGL, to TIL (the “EGL Assignment”). Mr. Jun Liu may be deemed to have beneficial ownership of such shares owned by TIL and EGL. Mr. Jun Liu declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Shares owned by EGL or Mr. Yanru Zhou, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

On August 31, 2020, Mr. Jun Liu entered into separate voting rights proxy agreements (“Voting Agreements”) with Mr. Tao Jiang, Mr. Bo Jiang and Ms. Di Wang (each a “Holder”), pursuant to which each Holder granted Mr. Jun Liu the right to vote all the Shares owned by such Holder. As such, Mr. Jun Liu may be deemed to have beneficial ownership of such Shares. Mr. Jun Liu declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Shares owned by the Holders, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 4. Purpose of the Transaction

Mr. Jun Liu’s appointment as sole director of TIL, the Assignment and the EGL Assignment were in connection with the terms and conditions of a Divorce Settlement Agreement.

In addition, on August 31, 2020, Mr. Jun Liu was granted the right to vote all the Shares owned by each of the Holders under the Voting Agreements. Mr. Jun Liu is the president and chairman of the Board of Directors of the Issuer and each Holder believe that Mr. Jun Liu’s position with the Issuer will allow Mr. Jun Liu to represent and vote for the Issuer’s best interests as Mr. Jun Liu is aware of and understands well all matters concerning the Issuer.

There was no additional transaction involving the acquisitions or dispositions of securities of the Issuers by the Reporting Person.

Subject to ongoing evaluation, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Jun Liu, by virtue of his ownership and control of TIL, and in addition to the Voting Agreements previously entered into with the Holders, is deemed to be the beneficial owners 30,691,931 Shares, of which (i) 17,540,357 Shares are directly beneficially owned by TIL, (ii) 9,100,000 Shares pursuant to the EGL Assignment, and (iii) 4,061,574 Shares pursuant to the entry into separate Voting Agreements with each Holder. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, Mr. Jun Liu may be deemed to beneficially own 30,691,931 Shares, which represents approximately 59.8% of the total outstanding ordinary shares of the Issuer. The calculation of this percentage is based on 51,362,500 Shares issued and outstanding, as reported on the Issuer’s Form F-1, filed with the SEC on January 6, 2021.

(b)	The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
Mr. Jun Liu	0	30,691,931	0	17,540,357
TIL	0	26,640,357	0	17,540,357
Mr. Yanru Zhou	0	9,100,000	0	9,100,000
EGL	0	9,100,000	0	9,100,000

*	Pursuant to the Voting Agreements, Mr. Jun Liu was granted a power of attorney to all of the voting rights of the each of the Holders, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders. Mr. Jun Liu may be deemed to have shared voting rights to vote all Shares of the Holders. Following the EGL Assignment, TIL was assigned the power of attorney to all of the voting rights of the Shares owned by EGL, as such, Mr. Liu, by virtue of his ownership and control of TIL, may be deemed to have shared voting rights to vote all the Shares owned by EGL. However, Mr. Jun Liu (i) is not entitled to any other rights as a shareholder of the Issuer as to the Shares held by the Holders and EGL and (ii) disclaims any beneficial ownership of the Shares which are covered by the Voting Agreements and the EGL Assignment.

(c)	Except as described in this Schedule 13D, there have been no transactions in ordinary shares of the Issuer by the Reporting Person during the past sixty (60) days.

(d)	To the knowledge of the Reporting Person, no persons other than the members of the Issuer who are party to the voting rights proxy agreements have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares or other securities of the ordinary shares of the Issuer subject Issuer subject to the voting rights proxy agreements. No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

The above descriptions of the Assignment and EGL Assignment are not intended to be completed and are qualified in their entirety by reference to the assignments filed hereto as exhibits, and the Voting Agreements, which were previously filed as exhibits to the Schedule 13D filed with the SEC on September 23, 2020, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Materials to be Filed as Exhibits

1.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Tao Jiang(1)
2.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Bo Jiang(1)
3.	Voting Rights Proxy Agreement dated as of August 31, 2020 by and between Jun Liu and Wang Di(1)
4.	Voting Rights Proxy Agreement dated as of September 30, 2018 by and between Eno Group Limited and Qiuli Wang(2)
5.	Resignation by Ms. Qiuli Wang as sole director of Tianzhen Investments Limited*
6.	Consent to act as director of Tianzhen Investments Limited by Mr. Jun Liu*
7.	Assignment of Voting Rights Proxy Agreement by and between Ms. Qiuli Wang and Eno Group*
8.	Exhibit A – Joint Filing Agreement*

(1)	Previously filed as exhibits to the Schedule 13D filed with the SEC on September 23, 2020.
(2)	Incorporated by reference as Exhibit 4.2 to the Issuer’s Current Report on Form 20-K filed with the SEC on December 2, 2019.
*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

Jun Liu

/s/ Jun Liu
By:	Jun Liu, an individual

Tianzhen Investments Limited,
a Samoa Company

/s/ Jun Liu
By:	Jun Liu
Title:	Sole Director

Yanru Zhou

/s/ Yanru Zhou
By:	Yanru Zhou, an individual

Eno Group Limited,
a Hong Kong company

/s/ Yanru Zhou
By:	Yanru Zhou
Title:	Sole Director

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).